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CORPORATE FINANCE

02 AUG 19 AM 10:09

Interim Report
Fiscal • 2003

Saputo



02049437

SUPPL

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

1st Quarter

BEST AVAILABLE COPY

Message to Shareholders
and Analysis of Operating Results and Financial Position

We are pleased to present the results for the first quarter of fiscal 2003, ended June 30, 2002.

In the course of the quarter our Canadian Dairy Products Sector enjoyed a marked improvement in profitability, with an increase of 20.7% in earnings before interest, income taxes, depreciation and amortization (EBITDA) as compared to the same period a year earlier. The sales volume of our Cheese Division (USA) grew by nearly 10% in comparison with that of the corresponding quarter last year. Almost half of this increase can be attributable to the acquisition of a plant in the United States last March, the balance coming from organic growth in the division. Operating income from our Grocery Products Sector (Bakery Division), meanwhile, was up by 3.8%. Over the quarter the American market experienced unfavourable conditions with respect to milk and cheese prices as compared to the same period last year, a situation which represented a loss of potential net earnings of roughly $7.5 million.

During the quarter, net earnings totaled $42.1 million or $0.41 (basic) per share, up 4.5% over the $40.3 million or $0.40 (basic) per share for the same period in the previous fiscal year. Results for this quarter generated a return of 18.4% on average shareholders' equity.

EBITDA reached $89.4 million, a decrease of 1.9% as compared to the $91.1 million for the first quarter of fiscal 2002. EBITDA margin stood at 10.2% on June 30, 2002, down 0.2% compared to the same date last year, when it stood at 10.4%. During the quarter, the unfavourable price conditions that we experienced on the American market compared to the same period the year before created a shortfall of roughly $11 million in EBITDA.

With regards to revenues, had it not been for the drop in the average price per pound of cheese in the United States in the course of the first quarter of fiscal 2003 in comparison with the same period a year earlier, they would have been greater by about $37 million. Furthermore, revenues from the Grocery Products Sector last year included $19.8 million from the manufacturing and marketing activities of cookies, fine breads and soups that were transferred to Dare Foods in July 2001. Revenues reached $873.9 million for the quarter ended June 30, 2002, up 0.1% over the $873.1 million for the same period of the previous fiscal year. On a comparable basis, after eliminating the impact of the elements referred to above, our revenues would have

connection with the closing of the plant in Aurora, Ontario, which is scheduled for September 2002. We will also continue with rationalization of the transportation operations in the division, as well as initiating certain automation and robotization projects. We intend to gradually introduce certain varieties of snack cakes on the American market beginning in the fall of 2002, while continuing to focus on greater penetration of the Ontario and Western Canadian markets so as to maximize use of the Sainte-Marie plant, which has an available manufacturing capacity of roughly 30%.

Information by sector •

DAIRY PRODUCTS (CANADA)

Revenues for the first quarter of fiscal 2003 totaled $511.7 million, an increase of 3.7% over the $493.3 million of the same quarter in the previous fiscal year.

EBITDA for the quarter ended June 30, 2002 reached $49.5 million, which represents an increase of 20.7% over the $41 million for the same period a year earlier. EBITDA margin for this sector climbed from 8.3% last year to 9.7% during the quarter. These increases can be accounted for by the furthering of the process of integrating the activities of Dairyworld, acquired in 2001, which among other things involved optimization of its operations as well as certain rationalizations carried out during the fiscal year ended March 31, 2002.

DAIRY PRODUCTS (UNITED STATES)

Revenues for the quarter ended June 30, 2002 amounted to $319.7 million. Last year, for the same period, revenues were at a similar level, or $319.1 million. The positive impact on revenues created by the growth of nearly 10% in the volume of cheese sold over the quarter was overshadowed by an average price per pound of cheese that was approximately US$0.30 lower than that of the corresponding quarter of last year.

EBITDA for this quarter amounted to $31.1 million, a drop of $9.4 million from the $40.5 million in the same period of the previous fiscal year. This decrease can be explained by a drop in the average price per pound of cheese as compared to the same period a year earlier, and which additionally did not fluctuate in tandem with the cost of milk. Added to that is a decrease in the price per pound of cheese of US$0.1450 between March 31, 2002 and June 30, 2002. That particular situation deprived us of an EBITDA of roughly $11 million in comparison with the same period in the previous fiscal year. For the quarter ended June 30, 2002, EBITDA margin came in at 9.7%, down from the 12.7% for the three months ended June 30, 2001.

GROCERY PRODUCTS

During the first quarter of the 2003 fiscal year, revenues totaled $42.5 million and EBITDA reached $8.8 million, for a margin of 20.7%. These results reflect the transfer

of manufacturing and marketing activities of cookies, fine breads and soups to Dare Foods in July 2001. In other words, this year, the Company's revenues do not include the aforementioned activities. Last year, those revenues totaled $19.8 million. The Company's profitability increased as a result of that transaction. We can now concentrate on maximizing the development of our snack cakes.

Dividends •

The Board of Directors of the Company revised the Company's dividend policy upward, with the result that the quarterly dividend will rise from $0.055 per common share to $0.10 per common share for a total of $0.40 annually and will take effect when the dividend of September 6, 2002 is paid to common shareholders of record on August 23, 2002.

Lino Saputo
Chairman of the Board and
Chief Executive Officer
August 7, 2002

Consolidated Statements of
Earnings
(unaudited)

For the three-month periods ended June 30	2002	2001
(in thousands of dollars, except per share amounts)		
Revenues	**$ 873,942**	$ 873,056
Cost of sales, selling and administrative expenses	**784,569**	781,947
Earnings before interest, depreciation and income taxes	**89,373**	91,109
Depreciation of fixed assets	**17,611**	18,257
Operating income	**71,762**	72,852
Interest on long-term debt	**11,668**	14,291
Other interest	**(247)**	(338)
Earnings before income taxes	**60,341**	58,899
Income taxes	**18,283**	18,622
Net earnings	**$ 42,058**	$ 40,277
Per share (Note 3)		
Net earnings		
Basic	**$ 0.41**	$ 0.40
Diluted	**$ 0.40**	$ 0.39

Consolidated Statements of
Retained Earnings
(unaudited)

For the three-month periods ended June 30	2002	2001
(in thousands of dollars)		
Retained earnings, beginning of period	**$ 409,648**	$ 271,087
Net earnings	**42,058**	40,277
Retained earnings, end of period	**$ 451,706**	$ 311,364

Segmented **Information**

(unaudited)

For the three-month periods ended June 30	2002	2001
(in thousands of dollars)		
Revenues		
Dairy products		
Canada	**$ 511,657**	$ 493,253
United States	**319,743**	319,122
	831,400	812,375
Grocery products	**42,542**	60,681
	$ 873,942	$ 873,056
Earnings before interest, depreciation and income taxes		
Dairy products		
Canada	**$ 49,489**	$ 40,971
United States	**31,057**	40,491
	80,546	81,462
Grocery products	**8,827**	9,647
	$ 89,373	$ 91,109
Depreciation of fixed assets		
Dairy products		
Canada	**$ 7,314**	$ 7,409
United States	**8,921**	8,378
	16,235	15,787
Grocery products	**1,376**	2,470
	$ 17,611	$ 18,257
Operating income		
Dairy products		
Canada	**$ 42,175**	$ 33,562
United States	**22,136**	32,113
	64,311	65,675
Grocery products	**7,451**	7,177
	$ 71,762	$ 72,852
Interest	**11,421**	13,953
Earnings before income taxes	**60,341**	58,899
Income taxes	**18,283**	18,622
Net earnings	**$ 42,058**	$ 40,277

Consolidated Statements of
Cash Flows

(unaudited)

For the three-month periods ended June 30 (in thousands of dollars, except per share amounts)	2002	2001
Cash flows related to the following activities:		
Operating		
Net earnings	$ 42,058	$ 40,277
Items not affecting cash		
Depreciation of fixed assets	17,611	18,257
Future income taxes	4,390	2,789
	64,059	61,323
Currency (gain) loss on cash held in foreign currency	(577)	64
Changes in non-cash operating working capital items	(15,400)	(28,637)
	48,082	32,750
Investing		
Net additions to fixed assets	(14,697)	(11,826)
Other assets	599	(6,799)
Foreign currency translation adjustment	29,266	22,807
	15,168	4,182
Financing		
Bank loans	(20,255)	(9,343)
Repayment of long-term debt	(25,000)	(10,000)
Issuance of share capital	3,014	2,326
Employee future benefits	300	264
Foreign currency translation adjustment	(21,018)	(16,169)
	(62,959)	(32,922)
Increase in cash	291	4,010
Currency gain (loss) on cash held in foreign currency	577	(64)
Cash, beginning of period	4,852	6,294
Cash, end of period	$ 5,720	$ 10,240
Supplemental information		
Interest paid	$ 19,247	$ 19,617
Income taxes paid	$ 20,110	$ 4,587
Per share (Note 3)		
Net inflow of cash related to operations before changes in non-cash operating working capital items		
Basic	$ 0.62	$ 0.60
Diluted	$ 0.61	$ 0.59

Consolidated
Balance Sheets

(in thousands of dollars)	June 30 2002 (unaudited)	March 31 2002 (audited)
Assets		
Current assets		
Cash	$ 5,720	$ 4,852
Receivables	265,190	272,895
Inventories	387,172	406,621
Income taxes	4,288	4,288
Future income taxes	13,587	13,781
Prepaid expenses and other assets	10,293	11,078
	686,250	713,515
Portfolio investment	55,991	55,991
Fixed assets	639,583	658,845
Goodwill	559,457	572,375
Other assets	41,260	41,859
Future income taxes	4,140	4,090
	$ 1,986,681	$ 2,046,675
Liabilities		
Current liabilities		
Bank loans	$ 8,652	$ 28,907
Accounts payable and accrued liabilities	284,297	305,752
Income taxes	11,176	17,393
Current portion of long-term debt	105,055	102,555
	409,180	454,607
Long-term debt	526,356	572,570
Employee future benefits	13,247	12,947
Future income taxes	107,905	105,963
	1,056,688	1,146,087
Shareholders' Equity		
Share capital (103,370,264 shares, 103,184,447 shares as at March 31, 2002)	462,836	459,822
Retained earnings	451,706	409,648
Foreign currency translation adjustment	15,451	31,118
	929,993	900,588
	$ 1,986,681	$ 2,046,675

Notes
to the Consolidated Financial Statements

1. Accounting policies

The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Canada and applied in the same manner as the most recently audited financial statements. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2002.

2. Stock-based Compensation

Using the same assumptions as in the most recent audited financial statements dated March 31, 2002, and had the stock-based compensation cost been accounted for based on the fair value of the options at the grant dates, net income for the quarter would have been $41.5 million, the basic earnings per share and fully diluted earnings per share would have been ½ of 1¢ lower.

3. Earnings per share

The weighted average number of common shares outstanding for the three-month periods ended June 30, 2002 and June 30, 2001 are 103,282,080 and 102,547,536 respectively.

The weighted average number of common shares outstanding, including the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan for the three-month periods ended June 30, 2002 and June 30, 2001 are 104,254,560 and 103,099,808 respectively.

In 2001, the computations of basic and diluted earnings per share were adjusted retroactively as a result of the stock dividend paid on November 30, 2001 which had the same effect as a two for one stock split.

Rapport intérimaire
Exercice financier • 2003

Saputo



1er trimestre

Message aux actionnaires
et analyse des résultats d'exploitation et de la situation financière

C'est avec plaisir que nous vous présentons les résultats du premier trimestre de l'exercice 2003, qui a pris fin le 30 juin 2002.

Au cours de ce trimestre, notre secteur Produits laitiers canadien a connu une nette amélioration de sa rentabilité, soit une croissance de 20,7 % de son bénéfice avant intérêts, impôts sur les bénéfices et amortissement (BAIIA), comparativement à la même période un an plus tôt. Les volumes de ventes de notre division Fromage (États-Unis) se sont accrus de près de 10 % par rapport à ceux du trimestre correspondant de l'an passé. Près de la moitié de cette hausse est attribuable à l'acquisition d'une usine aux États-Unis en mars dernier, alors que le reste de cette augmentation provient de la croissance organique de la division. Le bénéfice d'exploitation de notre secteur Produits d'épicerie (division Boulangerie) a, quant à lui, augmenté de 3,8 %. Au cours de ce trimestre, le marché américain a connu des conditions défavorables relativement aux prix du lait et du fromage en comparaison de la même période l'année dernière. Cette situation a causé un manque à gagner d'environ 7,5 millions de dollars au niveau de notre bénéfice net.

Au cours de ce trimestre, le bénéfice net a totalisé 42,1 millions de dollars ou 0,41 $ (de base) par action, en hausse de 4,5 % sur les 40,3 millions de dollars ou 0,40 $ (de base) par action de la même période de l'exercice précédent. Les résultats de ce trimestre ont ainsi généré un rendement sur les capitaux propres moyens des actionnaires de 18,4 %.

Le BAIIA a atteint 89,4 millions de dollars, soit une diminution de 1,9 % en comparaison des 91,1 millions de dollars du premier trimestre de l'exercice 2002. La marge de BAIIA, quant à elle, se chiffrait à 10,2 % au 30 juin 2002, en baisse de 0,2 % par rapport à la même date l'an dernier, alors qu'elle s'établissait à 10,4 %. Pendant le trimestre, les conditions de prix défavorables que nous avons connues sur le marché américain comparativement à la même période l'an passé ont créé un manque à gagner d'environ 11 millions de dollars au niveau de notre BAIIA.

Au chapitre des revenus, n'eut été de la baisse du prix moyen par livre de fromage aux États-Unis au cours du premier trimestre de l'exercice 2003 par rapport à la même période un an plus tôt, ceux-ci auraient été supérieurs d'environ 37 millions de dollars. De plus, les revenus du secteur Produits d'épicerie incluaient l'an passé 19,8 millions de dollars relatifs aux activités de fabrication et de commercialisation de biscuits, de biscottes et de soupes que nous avons cédées à Dare Foods en juillet 2001. Les revenus ont atteint 873,9 millions de dollars pour le trimestre terminé le 30 juin 2002, en hausse de 0,1 % sur les 873,1 millions

de dollars de la même période de l'exercice précédent. Sur une base comparable, après avoir éliminé l'impact des éléments mentionnés précédemment, nos revenus auraient connu une hausse de près de 6,8 % qui reflète principalement l'augmentation des volumes de ventes de la division Fromage (États-Unis) de notre secteur Produits laitiers.

Trésorerie et ressources financières •
Les flux nets de trésorerie liés à l'exploitation avant la variation des éléments hors caisse du fonds de roulement d'exploitation du premier trimestre ont totalisé 64,1 millions de dollars ou 0,62 $ (de base) par action, en hausse de 4,6 % sur les 61,3 millions de dollars ou 0,60 $ (de base) par action du trimestre correspondant de l'exercice 2002.

La Société a utilisé ces rentrées de fonds importantes pour rembourser 45,3 millions de dollars de dette à long terme et d'emprunts bancaires. De plus, 14,7 millions de dollars ont été consacrés aux ajouts nets aux immobilisations. Ces projets d'immobilisations font partie des engagements de 64 millions de dollars prévus pour l'exercice 2003. Au 30 juin 2002, la Société disposait d'un fonds de roulement de 277,1 millions de dollars comparativement à 258,9 millions de dollars au 31 mars 2002. Le ratio de dette portant intérêts sur les capitaux propres est passé de 0,78 au 31 mars 2002 à 0,68 au 30 juin 2002.

Perspectives •
Au cours des prochains trimestres, nos divisions Fromage et Lait canadiennes procéderont aux dernières phases de l'intégration des activités de Dairyworld dans le but d'optimiser l'ensemble de ses opérations et d'en accroître la rentabilité. La croissance de nos volumes de ventes de fromage au Canada est étroitement liée à la croissance de la consommation *per capita*, compte tenu du système réglementé canadien. Par conséquent, en collaboration avec l'industrie, nous comptons promouvoir la consommation de fromage au Canada. Nous demeurons toutefois ouverts à toute possibilité de croissance par acquisitions.

Notre division Lait canadienne concentrera sa croissance au Canada par l'entremise d'une meilleure pénétration des marchés de l'Ontario et du Québec où nos parts de marché se chiffrent actuellement à environ 5 % et 1,6 % respectivement. Notre division concentrera également ses efforts sur le développement de produits à valeur ajoutée et sur l'évaluation de l'automatisation de certaines de ses opérations.

Notre division Fromage (États-Unis) complètera l'intégration de l'usine de Whitehall, en Pennsylvanie, et accentuera ses efforts pour l'atteinte de son objectif d'augmenter le volume de ses ventes de 13 % pour l'exercice en cours. Nous poursuivrons également avec énergie la recherche d'acquisitions potentielles dans la fabrication de fromage aux États-Unis. En ce qui a trait à la situation de la volatilité des prix sur le marché américain, la Société travaillera à l'élaboration de solutions permanentes afin de se donner les moyens d'amoindrir

PRODUITS D'ÉPICERIE

Durant le premier trimestre de l'exercice 2003, les revenus ont totalisé 42,5 millions de dollars et le BAIIA a atteint 8,8 millions de dollars, pour une marge de 20,7 %. Ces résultats tiennent compte de la cession des activités de fabrication et de commercialisation de biscuits, de biscottes et de soupes à Dare Foods en juillet 2001. Ainsi, cette année, aucun revenu relatif à ces activités n'est inclus à ceux de la Société. L'an dernier, les revenus relatifs à ces activités avaient totalisé 19,8 millions de dollars. La rentabilité de la Société s'est accrue à la suite de cette transaction. Nous nous concentrons maintenant sur la maximisation du développement de nos petits gâteaux.

Dividendes •

Le Conseil d'administration de la Société a révisé à la hausse la politique en matière de dividendes de la Société. Ainsi, le dividende trimestriel passera de 0,055 $ par action à 0,10 $ par action, pour un total de 0,40 $ par action annuellement, et prendra effet à l'occasion du versement du dividende du 6 septembre 2002 aux porteurs inscrits le 23 août 2002.

Lino Saputo
Président du Conseil d'administration
et chef de la direction
Le 7 août 2002

enjoyed a growth of almost 6.8%, principally a reflection of the increase in sales volume of our Dairy Products Sector's Cheese Division (USA).

Cash and financial resources •

Cash generated before changes in non-cash working capital for the first quarter totaled $64.1 million or $0.62 (basic) per share, up 4.6% over the $61.3 million or $0.60 (basic) per share of the corresponding quarter in fiscal 2002.

The Company used this important cash inflow to repay $45.3 million in long-term debt and bank loans. Furthermore, $14.7 million were earmarked for additional capital expenditures. These capital expenditures are part of the commitments of $64 million earmarked for the 2003 fiscal year. On June 30, 2002, the Company had working capital of $277.1 million, compared to $258.9 million on March 31, 2002. The ratio of interest-bearing debt to shareholders' equity went from 0.78 on March 31, 2002, to 0.68 on June 30, 2002.

Perspectives •

Over the coming quarters, our Canadian Cheese and Milk Divisions will undertake the last phases of integrating Dairyworld operations, the aim being to optimize their operations as a whole and to increase their profitability. Growth in our volumes of cheese sales in Canada is tightly connected to growth in per-capita consumption, as a result of the regulated Canadian system. Consequently, in collaboration with the industry, we plan to promote cheese consumption in Canada. Nevertheless we remain open to any growth opportunities by way of acquisition.

Our Canadian Milk Division will concentrate its growth in Canada by increasing its penetration in the Ontario and Québec markets, where our market shares are approximately at 5% and 1.6% respectively. That division will also focus its efforts on the development of value-added products and on assessing automation possibilities for certain of its operations.

Our Cheese Division (USA) will complete the integration of the plant in Whitehall, Pennsylvania, and will redouble its efforts in order to reach its objective of increasing sales volume by 13% for the current fiscal year. We will also energetically be seeking potential acquisitions in cheese manufacturing in the United States. With respect to the volatile-price situation on the American market, the Company will work on developing permanent solutions designed to provide it with the means of lessening the repercussions of such volatility and its effects on our results.

Our Bakery Division will continue with the process undertaken last March in

les contrecoups de cette volatilité et de ses effets sur nos résultats.

Notre division Boulangerie poursuivra les démarches entreprises en mars dernier en vue de la fermeture de l'usine d'Aurora, en Ontario, prévue pour septembre 2002. Nous poursuivrons également la rationalisation des opérations de transport de la division, en plus de mettre en marche certains projets d'automatisation et de robotisation. Nous comptons introduire graduellement certaines variétés de petits gâteaux sur le marché américain dès l'automne 2002, tout en maintenant notre concentration sur une pénétration plus accentuée des marchés de l'Ontario et de l'Ouest canadien dans le but de maximiser l'utilisation de l'usine de Sainte-Marie qui dispose d'une capacité manufacturière disponible d'environ 30 %.

Information sectorielle •

PRODUITS LAITIERS (CANADA)

Les revenus du premier trimestre de l'exercice 2003 ont atteint 511,7 millions de dollars, une hausse de 3,7 % en comparaison des 493,3 millions de dollars du trimestre correspondant de l'exercice précédent.

Le BAIIA du trimestre terminé le 30 juin 2002 s'est chiffré à 49,5 millions de dollars, ce qui représente une appréciation de 20,7 % sur les 41 millions de dollars de la même période un an plus tôt. La marge de BAIIA de ce secteur est passée de 8,3 % l'an dernier à 9,7 % au cours du trimestre. Ces hausses sont attribuables à l'avancement du processus d'intégration des activités de Dairyworld, acquises en 2001, qui a entre autres impliqué l'optimisation de ses opérations ainsi que certaines rationalisations effectuées au cours de l'exercice terminé le 31 mars 2002.

PRODUITS LAITIERS (ÉTATS-UNIS)

Les revenus du trimestre terminé le 30 juin 2002 se sont établis à 319,7 millions de dollars. L'an dernier, pour la même période, les revenus se situaient sensiblement au même niveau, soit à 319,1 millions de dollars. Ainsi, l'impact positif sur les revenus de la croissance de près de 10 % du volume de fromage vendu au cours du trimestre aura été masqué par un prix de vente moyen par livre de fromage inférieur d'environ 0,30 $ US à celui du trimestre correspondant de l'année dernière.

Le BAIIA de ce trimestre s'est soldé à 31,1 millions de dollars, en baisse de 9,4 millions de dollars sur les 40,5 millions de dollars de l'exercice précédent. Cette diminution s'explique par un prix de vente moyen par livre de fromage à la baisse par rapport à celui de la même période un an plus tôt et qui, de plus, n'a pas fluctué en tandem avec le coût du lait. À cela s'ajoute une baisse du prix par livre de fromage de 0,1450 $ US entre le 31 mars 2002 et le 30 juin 2002. Cette situation particulière nous a privés d'un BAIIA d'environ 11 millions de dollars par rapport à la même période de l'exercice précédent. Pour le trimestre terminé le 30 juin 2002, la marge de BAIIA s'est établie à 9,7 % alors qu'elle avait atteint 12,7 % pour les trois mois terminés le 30 juin 2001.

États consolidés des **résultats**
(non vérifiés)

Pour les périodes de trois mois terminées les 30 juin	2002	2001
(en milliers de dollars, sauf les données par action)		
Revenus	**873 942 $**	873 056 $
Coût des ventes, frais de vente et d'administration	**784 569**	781 947
Bénéfice avant intérêts, amortissement et impôts sur les bénéfices	**89 373**	91 109
Amortissement des immobilisations	**17 611**	18 257
Bénéfice d'exploitation	**71 762**	72 852
Intérêts de la dette à long terme	**11 668**	14 291
Autres intérêts	**(247)**	(338)
Bénéfice, compte non tenu des impôts sur les bénéfices	**60 341**	58 899
Impôts sur les bénéfices	**18 283**	18 622
Bénéfice net	**42 058 $**	40 277 $
Par action (note 3)		
Bénéfice net		
De base	**0,41 $**	0,40 $
Dilué	**0,40 $**	0,39 $

États consolidés des **bénéfices non répartis**
(non vérifiés)

Pour les périodes de trois mois terminées les 30 juin	2002	2001
(en milliers de dollars)		
Bénéfices non répartis au début de la période	**409 648 $**	271 087 $
Bénéfice net	**42 058**	40 277
Bénéfices non répartis à la fin de la période	**451 706 $**	311 364 $

Information sectorielle

(non vérifiée)

Pour les périodes de trois mois terminées les 30 juin	2002	2001
(en milliers de dollars)		
Revenus		
Produits laitiers		
Canada	**511 657 $**	493 253 $
États-Unis	**319 743**	319 122
	831 400	812 375
Produits d'épicerie	**42 542**	60 681
	873 942 $	873 056 $
Bénéfice avant intérêts, amortissement et impôts sur les bénéfices		
Produits laitiers		
Canada	**49 489 $**	40 971 $
États-Unis	**31 057**	40 491
	80 546	81 462
Produits d'épicerie	**8 827**	9 647
	89 373 $	91 109 $
Amortissement des immobilisations		
Produits laitiers		
Canada	**7 314 $**	7 409 $
États-Unis	**8 921**	8 378
	16 235	15 787
Produits d'épicerie	**1 376**	2 470
	17 611 $	18 257 $
Bénéfice d'exploitation		
Produits laitiers		
Canada	**42 175 $**	33 562 $
États-Unis	**22 136**	32 113
	64 311	65 675
Produits d'épicerie	**7 451**	7 177
	71 762 $	72 852 $
Intérêts	**11 421**	13 953
Bénéfice compte non tenu des impôts sur les bénéfices	**60 341**	58 899
Impôts sur les bénéfices	**18 283**	18 622
Bénéfice net	**42 058 $**	40 277 $

États consolidés des
flux de trésorerie
(non vérifiés)

Pour les périodes de trois mois terminées les 30 juin	2002	2001
(en milliers de dollars, sauf les données par action)		
Flux de trésorerie liés aux activités suivantes :		
Exploitation		
Bénéfice net	**42 058 $**	40 277 $
Éléments sans incidence sur la trésorerie		
Amortissement des immobilisations	**17 611**	18 257
Impôts futurs	**4 390**	2 789
	64 059	61 323
(Gain) perte de change sur la trésorerie libellée en devises étrangères	**(577)**	64
Variation des éléments hors caisse du fonds de roulement d'exploitation	**(15 400)**	(28 637)
	48 082	32 750
Investissement		
Ajouts nets aux immobilisations	**(14 697)**	(11 826)
Autres éléments d'actif	**599**	(6 799)
Écart de conversion de devises étrangères	**29 266**	22 807
	15 168	4 182
Financement		
Emprunts bancaires	**(20 255)**	(9 343)
Remboursement de la dette à long terme	**(25 000)**	(10 000)
Émission de capital-actions	**3 014**	2 326
Avantages sociaux futurs	**300**	264
Écart de conversion de devises étrangères	**(21 018)**	(16 169)
	(62 959)	(32 922)
Augmentation de l'encaisse	**291**	4 010
Gain (perte) de change sur la trésorerie libellée en devises étrangères	**577**	(64)
Encaisse au début de la période	**4 852**	6 294
Encaisse à la fin de la période	**5 720 $**	10 240 $
Information complémentaire		
Intérêts payés	**19 247 $**	19 617 $
Impôts sur les bénéfices payés	**20 110 $**	4 587 $
Par action (note 3)		
Flux nets de trésorerie liés à l'exploitation, avant variation des éléments hors caisse du fonds de roulement d'exploitation		
De base	**0,62 $**	0,60 $
Dilué	**0,61 $**	0,59 $

Bilans consolidés

(en milliers de dollars)	**30 juin 2002** (non vérifié)	31 mars 2002 (vérifié)
Actif		
Actif à court terme		
Encaisse	**5 720 $**	4 852 $
Débiteurs	**265 190**	272 895
Stocks	**387 172**	406 621
Impôts à recevoir	**4 288**	4 288
Actif d'impôts futurs	**13 587**	13 781
Frais payés d'avance et autres éléments d'actif	**10 293**	11 078
	686 250	713 515
Placement de portefeuille	**55 991**	55 991
Immobilisations	**639 583**	658 845
Écarts d'acquisition	**559 457**	572 375
Autres éléments d'actif	**41 260**	41 859
Actif d'impôts futurs	**4 140**	4 090
	1 986 681 $	2 046 675 $
Passif		
Passif à court terme		
Emprunts bancaires	**8 652 $**	28 907 $
Créditeurs et charges à payer	**284 297**	305 752
Impôts à payer	**11 176**	17 393
Tranche de la dette à long terme échéant à moins d'un an	**105 055**	102 555
	409 180	454 607
Dette à long terme	**526 356**	572 570
Avantages sociaux futurs	**13 247**	12 947
Passif d'impôts futurs	**107 905**	105 963
	1 056 688	1 146 087
Capitaux propres		
Capital-actions (103 370 264 actions, 103 184 447 actions au 31 mars 2002)	**462 836**	459 822
Bénéfices non répartis	**451 706**	409 648
Écart de conversion de devises étrangères	**15 451**	31 118
	929 993	900 588
	1 986 681 $	2 046 675 $

Notes afférentes
aux états financiers consolidés

1. Conventions comptables
Les états financiers consolidés non vérifiés ci-joints ont été dressés selon les principes comptables généralement reconnus au Canada appliqués de la même manière que dans les plus récents états financiers vérifiés. Les présents états financiers consolidés non vérifiés ne comportent pas toutes les informations et les notes requises selon les principes comptables généralement reconnus pour les états financiers annuels et devraient donc être lus avec les états financiers consolidés vérifiés et les notes y afférentes inclus dans le rapport annuel de la Société pour l'exercice terminé le 31 mars 2002.

2. Rémunération à base d'actions
En utilisant les mêmes hypothèses que celles utilisées dans les plus récents états financiers vérifiés au 31 mars 2002 et si la rémunération à base d'actions avait été comptabilisée à la juste valeur des options d'achat d'actions à la date d'attribution, le bénéfice net du trimestre terminé le 30 juin 2002 aurait été de 41,5 millions de dollars, le bénéfice de base par action et le bénéfice dilué par action auraient été de ½ de 1 ¢ inférieurs.

3. Résultats par action
Le nombre moyen pondéré d'actions ordinaires en circulation pour les périodes de trois mois terminées le 30 juin 2002 et le 30 juin 2001 sont de 103 282 080 et 102 547 536 respectivement.

Le nombre moyen pondéré d'actions ordinaires en circulation et d'actions à effet dilutif pouvant être émises en vertu du régime d'options d'achat d'actions de la Société pour les trois mois terminés le 30 juin 2002 et le 30 juin 2001 sont de 104 254 560 et 103 099 808 respectivement.

En 2001, les calculs des résultats de base par action et des résultats dilués par action ont été ajustés rétroactivement, de façon à tenir compte du dividende en action versé le 30 novembre 2001 qui a eu le même effet qu'un fractionnement des actions à raison de deux pour une.